Exhibit 99.2

PRESS RELEASE

Sanofi Appoints Suresh Kumar to the Executive Committee

and Executive Vice President, External Affairs

Paris, France - May 26, 2015 - Sanofi today announced the appointment of Suresh Kumar as a new member of the Executive Committee, effective June 1, 2015. Mr. Kumar joins Sanofi from Oliver Wyman and will take the position of Executive Vice President, External Affairs.

In this newly created role, Mr. Kumar will be responsible for defining Sanofi’s vision for meeting global health challenges. This will include setting the strategy and priorities for public affairs activities, interactions with governments and international organizations — and aligning internal and external communications around these priorities. As part of bringing these activities together in a more integrated way, the Communications and Corporate Social Responsibility teams will report to Mr. Kumar.

“Suresh brings a genuinely unique profile to Sanofi that includes a diversified, international career within the healthcare industry, public sector leadership experience and an intimate understanding of NGOs,” said Olivier Brandicourt, CEO, Sanofi. “Suresh’s deep relationships with business and government leaders worldwide and his passion for making an impact on improving lives through healthcare will make Suresh a valuable addition to Sanofi and the Executive Committee.”

About Suresh Kumar

A U.S. citizen, born and educated in India, Mr. Kumar has more than 30 years of experience in the healthcare industry beginning in 1978 in India with Johnson and Johnson. At Warner Lambert from 1989 to 1999, he held increasingly senior roles in consumer healthcare in Canada, North America, Latin America and Asia. Mr. Kumar again joined Johnson & Johnson in 1999 as a Member of the Group Operating Committee and International Vice President of the Worldwide Consumer Pharmaceuticals business.

In 2006, Mr. Kumar joined the Clinton Foundation as Special Advisor focused on Sub-Saharan Africa, where he created programs focused on enhancing lives through improved agricultural performance and food security. In 2010, the United States Senate unanimously confirmed Mr. Kumar as Assistant Secretary of Commerce and Director General of the U.S. and Foreign Commercial Service where he spearheaded global trade for the Obama Administration. Since 2013, Mr. Kumar has served as a Partner with Oliver Wyman leading the firm’s Public Sector Practice and as part of the Health and Life Sciences Team.

Mr. Kumar has an Economics degree from Delhi University, a Masters in Management from Bombay University.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and the new Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2014. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Sanofi Contacts:

Media Relations Greg Miley Tel. : +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations Sébastien Martel Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com